December 19, 2018

Neil Klompas
Chief Financial Officer
Zymeworks Inc.
Suite 540   1385 West 8th Avenue
Vancouver, British Columbia
Canada V6H 3V9

       Re: Zymeworks Inc.
           Registration Statement of Form S-3
           Filed December 13, 2018
           File No. 333-228782

Dear Mr. Klompas:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance